HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 21, 2011

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Mellissa Campbell Duru

Re:	Horizon Lines, Inc.
Amendment No. 2 to Registration Statement on Form S-4
Filed September 19, 2011
File No. 333-176520
Schedule TO–I/A
Filed September 19, 2011
File No. 5-81081
Written Communications Pursuant to Rule 425
Filed September 16, and 20, 2011
File No. 1-32627

Dear Ms. Duru:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 20, 2011 to Mr. Stephen Fraser, President and Chief Executive Officer of Horizon Lines, Inc. (the “Company”), with respect to Amendment No. 2 to the Company’s Registration Statement on Form S-4 (the “Registration Statement”), Schedule TO–I/A (“Schedule TO”) and certain written communications filed on September 16, 2011 and September 20, 2011 pursuant to Rule 425.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

Securities and Exchange Commission

Division of Corporation Finance

Schedule TO-I/A

General

1.	We refer to your response to comment 2 in your letter dated September 19, 2011. Please supplementally confirm whether all 4.25% senior convertible noteholders were represented by the informal committee such that there could be reasonable assurance that all noteholders obtained the tender offer materials and amendments thereto. If less than the total number of noteholders were represented by the committee, advise us of why the company believes it has properly distributed the offer materials to all noteholders who are eligible to participate in the offer given what appears to be (i) reliance on DTC to send the offer materials and (ii) a less than complete distribution to some but not all noteholders based on contact information provided from the informal committee.

Response: We respectfully advise the Staff that the informal committee represented noteholders holding approximately 98% of the 4.25% convertible senior notes (the “notes”); it did not represent all holders of the notes. In addition, we respectfully advise the Staff that the Information and Exchange Agent for the exchange offer has confirmed that the Information and Exchange Agent sent the Registration Statement on Form S-4, including exhibits, and Amendment No. 2 to the Registration Statement on Form S-4, including exhibits, directly to DTC and all DTC participants. We believe all noteholders have received all of the information contained in the tender offer materials because all of the information provided in Amendment No. 1 to the Registration Statement was also provided, and in some places further clarified, in Amendment No. 2 to the Registration Statement.

2.	We await your response to prior comment 4 and prior comment 6. Please allow the staff appropriate time to consider your amended filings and any requests for relief.

Response: We respectfully advise the Staff that we have submitted a letter to the Staff requesting that the Staff confirm that it will not recommend that the Commission take enforcement action pursuant to Rule 13e-4(f)(8)(ii) under the Securities Exchange Act of 1934, as amended.

Securities and Exchange Commission

Division of Corporation Finance

Written Communications filed pursuant to Rule 425

3.	We reissue prior comment 7 of our letter dated September 7, 2011. Please remove all references to the safe harbor protections of the Private Securities Litigation Reform Act as they do not apply to statements made in connection with the tender offer. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to the tender offer.

Response: We respectfully advise the Staff that we will refrain from referring to the safe harbor protections of the Private Securities Litigation Reform Act in any future filings, press releases or other communications relating to the tender offer.

*             *             *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 or Jason K. Zachary at (212) 446-4844 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

Michael F. Zendan, II

Senior Vice President, General

Counsel and Secretary

Horizon Lines, Inc.

cc:	Christian O. Nagler Kirkland & Ellis LLP

Jason K. Zachary

Kirkland & Ellis LLP

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